Exhibit 99.1

Westport Reports Fourth Quarter and Full Year 2023 Results

VANCOUVER, BC, March 25, 2024 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX: WPRT) (Nasdaq: WPRT) today reported financial results for the fourth quarter and year ended December 31, 2023, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"I am privileged to report that despite challenges last year, we achieved new milestones, evolved strategically, and prioritized operational efficiency and financial strength and, in doing so, we generated record revenues. Consistent with our priority to drive sustainable growth, our team increased sales volumes in our delayed OEM and electronics, and fuel storage businesses, while also increasing the engineering services we delivered in our heavy-duty OEM business.

As we progress, Westport is dedicated to growth and adaptability, continuing to innovate and evolve with the ever-changing regulatory and macro-economic landscapes. Anticipating the road ahead, I am resolved to steer Westport through strategic and decisive actions. Our success hinges on seamlessly integrating disciplined operations with a robust strategic framework. To this end, I will guide our efforts towards three essential pillars: harnessing the potential of our HPDI joint venture to drive success, enhancing operational excellence, and continuous innovation to shape the world's hydrogen-powered future. We have a lot of work ahead of us. With a dedicated team and the unwavering pursuit of excellence, I have full confidence in our capacity to not only meet but exceed our objectives."

Dan Sceli, Chief Executive Officer

Financial Highlights

  Revenue of $331.8 million for 2023 and $87.2 million for the fourth quarter. Full year results were primarily driven by increased sales volumes in the delayed OEM, electronics and fuel storage businesses, as well as additional engineering service revenues from the heavy-duty OEM businesses. This growth is partially offset by the negative impact of the lower CNG sales volumes to customers in the India market, lower independent aftermarket sales ("IAM") volumes in Africa, and lower sales volumes in the hydrogen business.
  Net loss for the year ended December 31, 2023 was $49.7 million, or $2.90 loss per share, compared to net loss of $32.7 million for the prior year. Net loss for the fourth quarter in 2023 was $13.9 million, or $0.81 loss per share, compared to net loss of $16.9 million, or $1.00 loss per share, for the same period in 2022. For the year, the increase in net loss was primarily attributed to the absence of equity income from the prior year's sale of our interest in the Cummins Westport Inc. ("CWI") joint venture, the loss on extinguishment of debt due to the settlement of the Cartesian royalty payable, and increases in expenses, which was partially offset by an increase in gross margin and includes the negative impact of inventory write-downs related to the heavy-duty, light-duty and IAM businesses.
  Adjusted EBITDA1 loss of $21.5 million, compared to a loss of $27.8 million in the prior year. Adjusted EBITDA for the fourth quarter was a loss of $10.0 million.
  Cash and cash equivalents were $54.9 million for the year ended December 31, 2023. Cash used in operating activities during the year was $13.2 million.
  Added $11.5 million of new term loans to improve financial flexibility in 2023, with an additional $3.9 million added after year-end.
Consolidated Results
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	4Q23	4Q22		FY23	FY22
Revenues	$ 87.2	$ 78.0	12%	$ 331.8	$ 305.7	9%
Gross Margin(2)	8.0	4.6	74%	48.9	36.2	35%
Gross Margin %(2)	9%	6%	—	15%	12%	—
Income from investments accounted for by the equity method (1)	0.1	—	—	0.8	0.9	(11) %
Net Income (Loss) from Continuing Operations	(13.9)	(16.9)	18%	(49.7)	(32.7)	(52) %
Net Income (Loss) per Share from Continuing Operations	(0.81)	(1.00)	19%	(2.90)	(1.91)	(52) %
EBITDA (2)	(10.9)	(13.5)	19%	(35.9)	(17.5)	(105) %
Adjusted EBITDA (2)	(10.0)	(12.9)	22%	(21.5)	(27.8)	23%

(1)	This includes income primarily from our Minda Westport. joint venture.
(2)	These financial measures and ratios are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

Operational Highlights

Westport closed 2023 focused on driving sustainable growth in our existing markets, unlocking new and emerging markets, driving operational excellence, and extracting efficiencies through prudent capital management. Based on these priorities, Westport can report several achievements that occurred during and subsequent to the fourth quarter of 2023.

  Entering new markets with a two-year H2 HPDI proof of concept project with a leading global provider of locomotives and related equipment for the freight and transit rail industries. The project will adapt Westport's H2 HPDI™ fuel system for use with the locomotive OEM engine design.
  Awarded a development contract with an estimated value of $33 million with a global heavy truck manufacturer to adapt and commercialize the next generation LNG ("Liquified Natural Gas") HPDI fuel system for the Euro 7 vehicle platform.
  Westport, together with Volvo Group, completed the signing of the investment agreement to form a joint venture to accelerate the commercialization and global adoption of Westport's HPDI fuel system technology for long-haul and off-road applications. The closing of the joint venture is subject to certain closing conditions, including regulatory and government approvals. It is anticipated that the joint venture will become operational following the formal closing, which is expected in the second quarter of 2024.
  Early in the first quarter of 2024, the initial Euro 6 LPG fuel systems were delivered to our global OEM customer related to our expanded LPG supply agreement for Euro 6 and Euro 7 vehicle platforms.
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[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

Segment Information

Original Equipment Manufacturer ("OEM")

OEM revenue for the three months and year ended December 31, 2023 was $61.2 million and $222.8 million, respectively, compared with $47.8 million and $198.0 million for the three months and year ended December 31, 2022. The increase of $13.4 million as compared to the fourth quarter 2022 was primarily driven by higher sales volumes in the light-duty OEM and electronics businesses and higher engineering service revenue from the heavy-duty OEM business. This was partially offset by lower sales volumes in heavy-duty OEM,  delayed OEM and fuel storage  businesses compared to the prior year.

Revenue for the year ended December 31, 2023 increased by $24.8 million compared to the prior year, primarily driven by increased sales volumes in the delayed OEM, electronics and fuel storage businesses, and higher engineering service revenue from the heavy-duty OEM business as well as increased sales volumes in Eastern Europe for our light duty business. This was partially offset by lower sales volumes in our hydrogen business and lower sales in the light-duty OEM business in India.

Gross margin2 increased by $1.6 million to $0.8 million, or 1% of revenue for the three months ended December 31, 2023, compared to negative $0.8 million, or negative 2% of revenue, for the same prior year period. The increase in gross margin for the three months ended December 31, 2023 is driven primarily by increased sales volumes in the light-duty OEM and electronics  businesses, as well as increased gross margin in the heavy-duty OEM business due to higher engineering service revenue. The heavy-duty OEM business was negatively impacted by a $4.5 million inventory write-down. In addition, the increased gross margin  is partially offset by lower sales volumes in the fuel storage business, a negative sales mix in the hydrogen business, and the higher production input costs stemming from global supply chain challenges and inflation in logistics, utilities, labor and other costs, which we have only partially been able to pass on to our OEM customers.

Gross margin for the year ended December 31, 2023 increased by $11.7 million to $25.3 million, or 11% of revenue, compared to $13.6 million, or 7% of revenue, for the prior year. The increase in gross margin and gross margin percentage for the year ended December 31, 2023 is primarily driven by higher contribution margins from engineering services and higher volumes sales in the delayed OEM and fuel storage businesses. This was offset by lower margins in the hydrogen business due to lower sales volumes and a negative impact on the heavy-duty OEM business due to a $4.5 million inventory write-down.

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[2] Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

Independent Aftermarket

Revenue for the three months and year ended December 31, 2023 was $26.0 million and $109.0 million, respectively, compared with $30.2 million and $107.7 million for the three months and year ended December 31, 2022. The decrease in revenue for the three months ended December 31, 2023 was $4.2 million  compared to the prior year period was primarily driven by lower sales volumes in the Africa and South America markets offset by increased sales volumes in Europe. The increase in IAM revenue for the year ended December 31, 2023 was $1.3 million compared to the prior year, primarily driven by higher sales volumes to South America offset by lower sales to Europe and Africa.

Gross margin for the three months ended December 31, 2023 increased by $1.8 million to $7.2 million, or 28% of revenue, compared to $5.4 million, or 18% of revenue, for the same prior year period, primarily driven by the positive sales mix, lower electronic component costs and increased volumes sales in Europe.

Gross margin for the year ended December 31, 2023 increased by $1.0 million to $23.6 million, or 22% of revenue, compared to $22.6 million, or 21% of revenue, for the prior year, primarily driven by higher margins and a positive sales mix in South America.  This was partially offset by a negative sales mix in Africa.

SEGMENT RESULTS	4Q23
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$ 61.2	$ (11.7)	$ 2.5	$ 0.1
IAM	26.0	1.9	0.6	—
Corporate	—	(4.3)	0.1	—
Total consolidated	$ 87.2	$ (14.1)	$ 3.2	$ 0.1

SEGMENT RESULTS	4Q22
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$ 47.8	$ (12.8)	$ 1.8	$ —
IAM	30.2	0.6	0.8	—
Corporate	—	(5.0)	0.1	—
Total consolidated	$ 78.0	$ (17.2)	$ 2.7	$ —

2024 Outlook

The alternative fuels industry is becoming more dynamic, driven by increased investment, industrial applications, and policy support. Specifically, the hydrogen project pipeline has approximately 1,400 projects announced globally, with investments totaling US$570 billion and 45 million tons per annum of clean hydrogen supply announced through 20303. Over the same period, hydrogen is expected to not only become more available but also more affordable.

As government policies and regulatory changes worldwide accelerate the shift towards zero emissions, Westport's alternative fuel-based solutions enable its customers to deliver cleaner performance with practical and affordable applications today. We expect demand for our products and services to continue increasing and the widespread transition to hydrogen-based transport to be competitive with traditional fuels by the 2030s.

As we progress, Westport is dedicated to growth and adaptability, continuing to innovate and evolve with the ever-changing regulatory and macro-economic landscape. Our efforts in 2024 will be guided towards three essential pillars: harnessing the potential of our HPDI joint venture to drive success, enhancing operational excellence, and continuous innovation to shape the world's hydrogen-powered future. Our success relies on these three essential pillars over the near-, medium- and long-term, respectively:

1) Driving Success Via Our HPDI Joint Venture

Our HPDI joint venture marks a new era for Westport, culminating over two decades of dedication and innovation. The joint venture is a cornerstone of Westport's business strategy moving forward and it is time to innovate and drive growth together.

Looking to the future, the joint venture will leverage the collective expertise of the partners, capitalize on growth opportunities, and solidify our position as a leader in alternative fuels.

2) Improving Operational Excellence

We are relentless in our pursuit of operational excellence, embarking on bold initiatives to streamline processes, enhance efficiency, and reduce costs. Notably, our restructuring endeavors in India exemplify our commitment to optimizing capital efficiency and maximizing throughput across all operational fronts.

We are starting to deploy a combination of levers to grow earnings and improve profitability, including implementing significant cost-cutting measures expected to encompass both operating and general and administrative expenses.

3) Reimagining A Hydrogen-Powered Future

Embracing the potential for alternative fuels, particularly hydrogen, is exciting as we position ourselves at the forefront of this transformative shift. Armed with advanced technological capabilities, leveraging our existing hydrogen components business and a deep understanding of the market dynamics and customer needs, we are primed to capitalize on emerging growth opportunities while maintaining our commitment to sustainability and relevance in an ever-evolving landscape.

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[3] Source: Hydrogen Insights 2023", Hydrogen Council and McKinsey & Company, December 2023

Conference call

Westport has scheduled a conference call for Tuesday March 26, 2024, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-888-390-0546 (Canada & USA toll-free) or 416-764-8688. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the pass code 618393. The telephone replay will be available until April 9, 2024. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

Financial Statements and Management's Discussion and Analysis

To view Westport full financials for the fourth quarter and year ended December 31, 2023, please visit https://investors.wfsinc.com/financials/

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2024 and beyond, including the demand for our products, and the future success of our business and technology strategies. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

GAAP and Non-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westports' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin
Years ended December 31,
	2023	2022
(expressed in millions of U.S. dollars)
Revenue	$ 331.8	$ 305.7
Less: Cost of revenue	$ 282.9	$ 269.5
Gross Margin	$ 48.9	$ 36.2

Gross Margin as a percentage of Revenue
Years ended December 31,
	2023	2022
(expressed in millions of U.S. dollars)
Revenue	$ 331.8	$ 305.7
Gross Margin	$ 48.9	$ 36.2
Gross Margin as a percentage of Revenue	15%	12%

EBITDA and Adjusted EBITDA
Three months ended	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
Income (loss) before income taxes	$ 7.6	$ (11.5)	$ (11.0)	$ (16.4)	$ (9.7)	$ (13.0)	$ (12.0)	$ (14.0)
Interest expense, net	1.0	0.7	0.2	0.1	0.4	(0.1)	0.2	(0.2)
Depreciation and amortization	3.1	3.1	2.8	2.8	3.0	3.0	3.2	3.3
EBITDA	$ 11.7	$ (7.7)	$ (8.0)	$ (13.5)	$ (6.3)	$ (10.1)	$ (8.6)	$ (10.9)
Stock based compensation	$ 0.5	$ 0.9	$ 0.8	$ 0.2	$ 0.7	$ 0.8	$ (0.3)	$ 1.4
Foreign exchange (gain) loss	$ 0.8	$ 2.5	$ 2.7	$ 0.4	$ 1.1	$ 2.4	$ 1.4	$ (0.9)
Gain on sale of investments	$ (19.1)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Loss on extinguishment of royalty payable	$ —	$ —	$ —	$ —	$ —	$ 2.9	$ —	$ —
Severance costs	$ —	$ —	$ —	$ —	$ —	$ —	$ 4.5	$ —
Impairment of long-term investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.4
Adjusted EBITDA	$ (6.1)	$ (4.3)	$ (4.5)	$ (12.9)	$ (4.5)	$ (4.0)	$ (3.0)	$ (10.0)

WESTPORT FUEL SYSTEMS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars, except share amounts) December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$ 54,853	$ 86,184
Accounts receivable	88,077	101,640
Inventories	67,530	81,635
Prepaid expenses	6,323	7,760
Total current assets	216,783	277,219
Long-term investments	4,792	4,629
Property, plant and equipment	69,489	62,641
Operating lease right-of-use assets	22,877	23,727
Intangible assets	6,822	7,817
Deferred income tax assets	11,554	10,430
Goodwill	3,066	2,958
Other long-term assets	20,365	18,030
Total assets	$ 355,748	$ 407,451
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 95,374	$ 98,863
Current portion of operating lease liabilities	3,307	3,379
Short-term debt	15,156	9,102
Current portion of long-term debt	14,108	11,698
Current portion of long-term royalty payable	—	1,162
Current portion of warranty liability	6,892	11,315
Total current liabilities	134,837	135,519
Long-term operating lease liabilities	19,300	20,080
Long-term debt	30,957	32,164
Long-term royalty payable	—	4,376
Warranty liability	1,614	2,984
Deferred income tax liabilities	3,477	3,282
Other long-term liabilities	5,115	5,080
Total liabilities	195,300	203,485
Shareholders' equity:
Share capital:
Unlimited common and preferred shares, no par value
17,174,502 (2022 - 17,130,316) common shares issued and outstanding	1,244,539	1,243,272
Other equity instruments	9,672	9,212
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,074,434)	(1,024,716)
Accumulated other comprehensive loss	(30,845)	(35,318)
Total shareholders' equity	160,448	203,966
Total liabilities and shareholders' equity	$ 355,748	$ 407,451

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2023 and 2022

	Years ended December 31,
	2023	2022
Revenue	$ 331,799	$ 305,698
Cost of revenue and expenses:
Cost of revenue	282,862	269,496
Research and development	26,003	23,497
General and administrative	44,234	37,042
Sales and marketing	16,278	15,073
Foreign exchange loss	3,974	6,378
Depreciation and amortization	4,299	4,416
Gain on sale of assets	32	62
	377,682	355,964
Loss from operations	(45,883)	(50,266)

Income from investments accounted for by the equity method	780	930
Gain on sale of investment	—	19,119
Loss on extinguishment	(2,909)	—
Interest on long-term debt and amortization of discount	(2,981)	(3,351)
Impairment of long-term investment	(413)	—
Other income, net	—	879
Interest income, net of bank charges	2,690	1,406
Loss before income taxes	(48,716)	(31,283)
Income tax expense (recovery):
Current	1,786	1,852
Deferred	(784)	(440)
	1,002	1,412
Net loss for the year	(49,718)	(32,695)
Other comprehensive loss:
Cumulative translation adjustment	4,473	(1,824)
Comprehensive loss	$ (45,245)	$ (34,519)
Loss per share:
Net loss per share - basic	$ (2.90)	$ (1.91)
Net loss per share - diluted	$ (2.90)	$ (1.91)
Weighted average common shares outstanding:
Basic	17,173,016	17,122,531
Diluted	17,173,016	17,122,531

WESTPORT FUEL SYSTEMS INC. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2023 and 2022

	Years ended December 31,
	2023	2022

Operating activities:
Net loss for the year	$ (49,718)	$ (32,695)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,490	11,800
Stock-based compensation expense	1,727	2,066
Foreign exchange loss	3,974	6,378
Deferred income tax	(784)	(440)
Income from investments accounted for by the equity method	(780)	(930)
Interest on long-term debt and accretion of royalty payable	9	314
Impairment on long lived assets (note 7)	413	—
Change in inventory write-downs to net realizable value	7,066	722
Net gain on sale of investments	—	(19,119)
Net loss on sale of assets	32	62
Other income, net	—	(879)
Bargain purchase gain from acquisition	2,909	—
Change in bad debt expense	56	810
Changes in operating assets and liabilities:
Accounts receivable	5,340	(1,528)
Inventories	9,481	(3,505)
Prepaid expenses	2,869	(134)
Accounts payable and accrued liabilities	(2,448)	122
Warranty liability	(5,829)	2,341
Net cash used in operating activities	(13,193)	(34,615)
Investing activities:
Purchase of property, plant and equipment	(15,574)	(14,242)
Purchase of intangible assets	—	(287)
Proceeds on sale of investments	—	31,445
Proceeds on sale of assets	161	731
Net cash (used in) provided by investing activities	(15,413)	17,647
Financing activities:
Drawings on operating lines of credit and long-term facilities	46,367	41,218
Repayment of operating lines of credit and long-term facilities	(39,904)	(55,441)
Repayment of royalty payable	(8,687)	(5,200)
Net cash used in financing activities	(2,224)	(19,423)
Effect of foreign exchange on cash and cash equivalents	(501)	(2,317)
Net decrease in cash and cash equivalents	(31,331)	(38,708)
Cash and cash equivalents, beginning of year (including restricted cash)	86,184	124,892
Cash and cash equivalents, end of year (including restricted cash)	54,853	86,184

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For further information: Inquiries: Investor Relations, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 17:00e 25-MAR-24